April 4, 2012

By EDGAR

Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cardinal Bankshares Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on March 14, 2012
File No. 0-28780

Dear Ms. Chalk:

In response to the comments set forth in your letter dated March 28, 2012 with regard to the above-referenced Preliminary Proxy Statement on Schedule 14A of Cardinal Bankshares Corporation, we submit on behalf of the company the following supplemental responses and summary of revisions in a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), which the company is filing with this letter.

For your convenience, the text of the staff’s comments is set forth in bold below, followed in each case by the response. All page references in our responses are to the Revised Proxy Statement.

General

1.	Please provide some background disclosure concerning the events leading up to the current proxy contest. For example, what have been your contacts with affiliates of the group calling itself the Coalition to Improve the Bank of Floyd? Generally describe the form of the contacts, when they occurred, and the substance of the communications.

In response to the staff’s comment, the requested disclosure has been provided on pages 9-11.

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, DC

Christina Chalk, Esq.

April 4, 2012

2.	Refer to the cover page of the proxy statement. Revise to indicate that it is a preliminary copy, as required by Rule 14a-6(e)(1).

In response to the staff’s comment, the requested revision has been made on the cover page of the proxy statement.

* * * * *

Please contact me at 804-343-4079, or Douglas W. Densmore at 540-510-3024, should you require further information or if you have any questions.

Sincerely,

/s/ Scott H Richter

Scott H. Richter

Enclosures

cc:	Mr. Leon Moore
Douglas W. Densmore, Esq.